# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REZOLVE AI Ltd, CIK 0001920294
CUSIP: G75398100
Title of class of securities: Ordinary Shares, par value GBP 0.0001 per share
Address of issuer's principal executive offices: 3rd Floor, 80 New Bond Street, London, United Kingdom (X0), WIS 1SB
Date of event which requires filing of this statement: 12/24/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001961921

## Reporting persons
- Wickens Bradley James: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 25,864,807; shared voting power 0; sole dispositive power 25,864,807; shared dispositive power 0; aggregate amount beneficially owned 25,864,807 (12.7% of the class)

## Item 1. Issuer
Name of issuer: REZOLVE AI Ltd
Address of issuer's principal executive offices: 3rd Floor, 80 New Bond Street, London, United Kingdom, WIS 1SB

## Item 2. Person Filing
Name of person filing: Bradley James Wickens (the "Reporting Person").
Address of principal business office or, if none, residence: Pudlicote House, Pudlicote Lane, Chipping Norton OX7 3HX, United Kingdom.
Citizenship: The Reporting Person is a British citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Information with respect to the Reporting Person's ownership of the Ordinary Shares as of December 31, 2024, is incorporated herein by reference to Items 5 through 11 of the cover pages for the Reporting Person. The Reporting Person is the beneficial owner of 22,053,864 Ordinary Shares. In addition, the Reporting Person may be deemed to beneficially own (i) 3,654,693 Ordinary Shares underlying a currently exercisable call option and (ii) 156,250 Ordinary Shares that the Reporting Person has the right to acquire from the Issuer upon the conversion of an outstanding promissory note.
The amount beneficially owned by the Reporting Person is determined based on 203,947,597 Ordinary Shares outstanding as of December 24, 2024, as disclosed to the Reporting Person by the Issuer.
Percent of class: 12.7
Sole power to vote or to direct the vote: 25,864,807
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 25,864,807
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wickens Bradley James: /s/ Bradley James Wickens, Bradley James Wickens (12/31/2024)